# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Zenas BioPharma, Inc., CIK 0001953926
CUSIP: 98937L105
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 852 Winter Street, Suite 250, Waltham, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001326732

## Reporting persons
- Xencor, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 1,000,000; shared voting power 0; sole dispositive power 1,000,000; shared dispositive power 0; aggregate amount beneficially owned 1,000,000 (1.5% of the class)

## Item 1. Issuer
Name of issuer: Zenas BioPharma, Inc.
Address of issuer's principal executive offices: 852 Winter Street, Suite 250, Waltham, Massachusetts, 02451

## Item 2. Person Filing
Name of person filing: Xencor, Inc. (the "Reporting Person")
Address of principal business office or, if none, residence:
The address of the principal business office of the Reporting Person is:
465 N. Halstead St., Suite 200
Pasadena, California 91107
Citizenship: The Reporting Person is a corporation organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,000,000
Percent of class:
1.5%
This percentage is calculated based upon 65,176,723 shares of the Issuer's Common Stock outstanding as of July 31, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2026.
Sole power to vote or to direct the vote: 1,000,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,000,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Xencor, Inc.: /s/ Celia Eckert, Celia Eckert, General Counsel & Corporate Secretary (11/05/2026)